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                              April 26, 2024

       Lillian Kim
       Partner, Pillsbury Winthrop Shaw Pittman LLP
       Astra Space, Inc.
       31 West 52nd Street
       New York, NY 10019

                                                        Re: Astra Space, Inc.
                                                            Schedule 13E-3
filed April 8, 2024 filed by Astra Space, Inc. et al.
                                                            File No. 005-91610
                                                            color:white;"_
                                                            Preliminary
Information Statement
                                                            Filed April 8, 2024
                                                            File No. 001-39426

       Dear Lillian Kim:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in that preliminary information statement, and revisions responding to these comments should be made there, unless otherwise noted.

       Schedule 13E-3 filed April 8, 2024

       Schedule 13E-3 - Introduction, page i

   1. Refer to the third full paragraph under the Introduction section of the schedule 13E-3
                                                        (beginning "Upon the
consummation of the Merger"). The first sentence appears to be missing words; please
revise to correct. Additionally, Specified Holder is not defined in the Schedule 13E-3
itself and Holdings Shares does not appear to be a defined term.
                                                        Please revise to define
or clarify these terms.
 Lillian Kim
FirstName   LastNameLillian Kim
Astra Space,  Inc.
Comapany
April       NameAstra Space, Inc.
       26, 2024
April 226, 2024 Page 2
Page
FirstName LastName
2. We note that the Specified Stockholders include "certain trusts or other entities in which either Mr. Kemp or Dr. London or their immediate family members hold voting, proprietary, equity or other financial interests." In your response, please provide your detailed legal analysis as to why such entities are not included as filing persons in the
         Schedule 13E-3.
Schedule 13E-3 - Item 16, page xii

3. It appears that the Houlihan Lokey materials filed as exhibits include redactions (e.g., page 3 of exhibit 99(c)(2)). Please submit a confidential treatment request for the language redacted in your exhibits and refile the exhibits indicating that the confidential information has been filed separately, as described in CF Disclosure Guidance Topic
         No.7, and noting this fact in the exhibit index to Schedule 13E-3. Alternatively, refile the exhibits in unredacted form.
Schedule 14C - General, page 1

4. We note your disclosure relating to Rollover Shares and Rollover Agreements throughout the Information Statement. Please describe such agreements, including the anticipated parties to such agreements, or advise.
5.       Please describe how Class B Shares will be treated with respect to the
Merger.
6.       We note your disclosure in your Schedule 13E-3 that Item 12(d) is
[n]ot applicable.    In
         this respect, revise to disclose whether or not any executive officer, director or affiliate of the Company (or any person specified in Instruction C to the schedule) currently intends sell subject securities owned or held by that person. Refer to Item 1012(d) of Regulation
         M-A.
7. We note your disclosure in the introduction to Schedule 13E-3 and throughout the information statement that the Board determined the Transactions "are advisable, fair to and in the best interests of the Company and all of the holders of the issued and outstanding Common Shares, excluding the Specified Stockholders and their respective affiliates (excluding the Company and its subsidiaries) (the 'Public Stockholders')." It appears that the definition of Public Stockholders includes within it directors and officers of the Company who are not otherwise affiliated with Parent, Merger Sub, or the
         Specified Stockholders, even though those individuals are considered affiliates of the
         Company under Rule 13e-3(a)(1). The definition of "Public
Stockholders"
         should therefore exclude such persons, so that the disclosure speaks strictly to the fairness of the Merger to unaffiliated securityholders. Please revise throughout the information statement and with respect to all filing persons. See Item 1014(a) of Regulation M-A.
8. Revise the financial information to reflect the financial statements included in the
         Company's Form 10-K filed on April 18, 2024. In addition, note that you must include at least summary financial statements in the disclosure document disseminated to shareholders. See the Instruction to Item 13 of Schedule 13E-3. Lillian Kim
FirstName   LastNameLillian Kim
Astra Space,  Inc.
Comapany
April       NameAstra Space, Inc.
       26, 2024
April 326, 2024 Page 3
Page
FirstName LastName
Schedule 14C - Summary, page 1

9. Please ensure that the Special Factors appear immediately after the Summary. Refer to
         Rule 13e-3(e)(1)(ii). Also, revise the Summary and Q&A sections to shorten them significantly and to avoid duplication.
Schedule 14C - Background of the Merger, page 27

10. We note your disclosure throughout this section of updates and reports from the financial advisors (e.g., an update by PJT Partners on the ongoing Sale Process at the October 10,
         2023, Special Committee meeting and a discussion with Houlihan Lokey of the status of discussions with Moelis and the co-founders' financing sources at the November 16 SC
         Meeting). Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If the above referenced disclosures relate to presentations made by PJT Partners or Houlihan Lokey during the
Special Committee   s
         evaluation of the transaction, please supplement the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Refer to Meyers Parking, Rel.
         34-26069 (Sep. 12, 1980).
Schedule 14C - Recommendation of the Special Committee; Reasons for the Merger, page 66

11. Please revise this section, as well as the correspondent sections for the board of directors and the Parent Entities, to provide the disclosure listed in instruction 2 to
         Item 1014 of Regulation M-A.
12. Notwithstanding the existence of the Special Committee, please disclose, if true, that an unaffiliated representative was not "retained" to act solely on behalf of unaffiliated security holders for purposes of negotiating the transaction, or advise. See Item 1014(d)
         of Regulation M-A and General Instruction E of Schedule 13E-3 that requires negative responses to Item 8 of Schedule 13E-3 to be expressly stated.
Schedule 14C - Opinion of Houlihan Lokey Capital, Inc. to the Special Committee, page 71

13. Refer to the following statement on page 74: "The summary of these analyses is not a
         complete description of the analyses underlying Houlihan Lokey   s
opinion." While a
         summary is necessarily an abbreviated version, please revise to avoid implying it is not
         "complete." Pursuant to Item 1015(b)(6), the summary must describe the material analyses and conclusions of the financial advisor in considerable detail.
14. We note your disclosure on page 76 that there was "a presentation reviewed with the
         Special Committee on March 4, 2024 and March 5, 2024." Please confirm Houlihan
         Lokey reviewed a single presentation with the Special Committee on both March 4 and
 Lillian Kim
FirstName   LastNameLillian Kim
Astra Space,  Inc.
Comapany
April       NameAstra Space, Inc.
       26, 2024
April 426, 2024 Page 4
Page
FirstName LastName
         March 5, 2024, or provide separate descriptions of each presentation and attach each presentation as an exhibit.
15. Provide additional disclosure describing Houlihan Lokey's financial analyses. In this respect, we note that the current disclosure states that Houlihan Lokey only reviewed the
         Liquidation Analysis and did not rely upon a discounted cash flow analysis or a review of comparable transactions. In your revised disclosure, discuss how the Liquidation Analysis informed Houlihan Lokey's fairness determination and describe the basis upon which
         Houlihan Lokey determined the fairness of the transaction, given that it does not appear
         Houlihan Lokey conducted any financial analysis.
Schedule 14C - Liquidation Analysis, page 76

16. Item 1015 of Regulation M-A requires disclosure relating to any report or appraisal materially related to a Rule 13e-3 transaction. Please provide the information required under Item 1015(b) with respect to Riveron and file the Liquidation Analysis as an exhibit.
Schedule 14C - Certain Company Financial Projections, page 77

17. Please describe the differences between the Prior Projections and the February
         Projections.
Schedule 14C - Position of the Parent Entities in Connection with the Merger, page 81

18. We note your disclosure on page 81 and elsewhere that the Parent Entities "may be deemed to be affiliates of the Company." Given the filing persons' determination to file a
         Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing. Please revise.
19. We note that this section appears to reference itself at the end of the second paragraph.
         Please revise or advise.
Schedule 14C - Interests of Our Directors and Executive Officers in the Merger, page 85

20. Please include, in an appropriate location in the information statement, the proceeds to be received by each director and officer with respect to shares of common stock owned by such persons.
Schedule 14C - Fees and Expenses, page 90

21. Please disclose the information represented by placeholders to the extent possible (e.g., we note your disclosure elsewhere in the Information Statement indicating that fees payable to the financial advisor are known at this time).
22. See our comment above with respect to disclosure required under Item 1015 with respect to the Liquidation Analysis. Revise to disclose the information required by Item
         1015(b)(4) of Regulation M-A, including the fees paid or payable to Riveron and any
 Lillian Kim
FirstName   LastNameLillian Kim
Astra Space,  Inc.
Comapany
April       NameAstra Space, Inc.
       26, 2024
April 526, 2024 Page 5
Page
FirstName LastName
         material relationships between Riveron and the persons described in
Item 1015(b)(4) of
         Regulation M-A.
Schedule 14C - Financing of the Merger, page 108

23. You describe certain additional debt financing to be provided "on or before April 15,
         2024." In your revised disclosure, please provide any related updates now that this date has passed.
24. We note that the amount needed to finance the contemplated transactions appears to be included elsewhere in the Information Statement. Please state the estimated total funds necessary to complete the Merger or advise.
25. We note your disclosure that the Equity Commitment Parties agreed to provide equity financing "on the terms and subject to the conditions contained in the Equity Commitment
         Letters.    To the extent material, disclose such conditions. See Item
1007(b) of Regulation
         M-A.
26. Please disclose the existence of any alternative financing plans or arrangements in the event that Parent is unable to fund the amount needed to complete the contemplated transactions from the Equity Commitment Letters. If there are none, so state. See General
         Instruction E to Schedule 13E-3, Item 10 of Schedule TO, and Item 1007(b) of Regulation
         M-A.
Schedule 14C - Prior Public Offerings, page 118

27. You state that there were no underwritten public offerings for Class A Shares or Class B
         Shares the past three years. In this regard, we note that the Company completed its de-
         SPAC business combination on June 30, 2021. Please provide the information required by
         Regulation M-A Item 1002(e) or advise.
Schedule 14C - Where You Can Find More Information, page 128

28. Note that neither Schedule 13E-3 nor Schedule 14C specifically permit general
         "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lillian Kim
Astra Space, Inc.
April 26, 2024
Page 6

      Please direct any questions to Daniel Duchovny at 202-551-3619 or Laura McKenzie at
202-551-4568.



FirstName LastNameLillian Kim                           Sincerely,
Comapany NameAstra Space, Inc.
                                                        Division of Corporation
Finance
April 26, 2024 Page 6                                   Office of Mergers &
Acquisitions
FirstName LastName